

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-Mail
James W. Preuninger
Chief Executive Officer
Amber Road, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

> **Re: Amber Road, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted on June 27, 2013**
> **CIK No. 0001314223**

Dear Mr. Preuninger:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that our comments related to your request for confidential treatment for certain exhibits will be conveyed separately.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with the relevant portions of the industry research reports you cite, and provide complete copies of the reports that were commissioned for you or for this offerirng. To expedite our review, please clearly mark each source to highlight the

applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

4.   We note that Goldman, Sachs & Co., beneficially owns approximately 15.7% of your stock. FINRA 5121 sets forth specific transaction and disclosure requirements when a member firm with a conflict of interest participates in certain public offerings. Please tell us whether Goldman, Sachs & Co. will be participating in the offering, and whether their identified percentage ownership will require that a qualified independent underwriter participate in the transaction.

5.   Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions as they relate to your business, the extent of your market opportunity, and client base characteristics. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions. For example, please provide support for the following:

- "As a leading provider of cloud-based global trade management (GTM) solutions…," on page 1;
- "Many of our customers, including some of the world's largest enterprises, automated their global trade processes for the first time with our solution…," on page 4;
- "Most global trade functions historically have been handled manually by outsourced service providers and internal specialists…", on page 60; and
- "We believe this is due in part to a lack of automation and skilled GTM practitioners. Due to long delivery times associated with shifting supply bases overseas, importers experience ballooning inventory levels, leading to higher costs…," on page 61.

Prospectus Summary

General

6.   You employ the term actionable syntax. Please replace this technical term with a readily understandable, concise explanation of the concept you wish to express.   Please refer to Rule 421(d) of Regulation C.

7.   Please refrain from using defined terms in the prospectus summary. For example, it does not appear necessary to use defined terms for Global Trade Management, Enterprise Technology Framework, and application programming interfaces, and the use of specialized acronyms such as GTM impair the accessibility of the document. See Rule 421(b) and (d) of Regulation C.

8.   You state that prior to the completion of the offering you plan to reincorporate in the State of Delaware. Please tell us when you anticipate this reorganization to occur. Tell us whether the reincorporation will occur prior to effectiveness of the registration statement. Further please advise whether the Delaware corporation has been formed. Provide your analysis of whether the articles of merger are required to be filed.

Overview, page 1

9.   Please provide us with a copy of your annual internal survey. In addition, tell us how you selected the customers to survey, the number of customers contacted, the corresponding response rate, and how you quantify "high satisfaction."

10.   You state that your solutions served 399 customers in 2012. In order to provide some context and comparability to this disclosure, please disclose similar information for prior periods.

11.   When discussing the extent of your international client base, please ensure that any such discussion is balanced with a discussion of the proportion of total revenues attributable to these clients.

12.   You disclose your revenues for 2010, 2011, 2012 and the three months ended March 31, 2013, but have not included corresponding information for your net losses. Disclose those net losses for each period where you highlighted the revenues to provide a balanced presentation.

The Offering, page 7

13.   Your disclosure appears to indicate that you may effect a reverse split of your common stock prior to the effectiveness of the registration statement. If you do so, please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4(C).

Summary Consolidated Financial Data, page 8

14.   We note from your disclosure on page 7 that you may use a portion of the proceeds to repay debt. Once you determine the amount of debt to be repaid, please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Risk Factors

General

15.   On page 69 you disclose that in 2012 one customer accounted for 11% of your total
         revenue. Please us what consideration you gave to including a risk factor disclosing this
         concentration. Item 101(c)(1)(vii) requires that the name of any customer shall be
         disclosed if sales to the customer equal to 10 percent or more of your consolidated
         revenues and the loss of such customer would have a material adverse effect on you.
         Please revise to name the customer or explain why you are not required to provide that
         information.

"Our quarterly results of operations may fluctuate in the future…," page 17

16.   This disclosure appears to present risks that could apply to any issuer or any offering.
         Please include a more tailored discussion of the specific risks to the company. See
         Item 503(c) of Regulation S-K.

"If we are unable to achieve and maintain effective internal control over financial…" page 27

17.   Please revise to disclose that you have not yet evaluating the effectiveness of your
         internal control over financial reporting, and any resultant risks to investors. Also revise
         your disclosure to state that this evaluation will be required to be provided upon the filing
         of your second annual report, rather than upon the filing of your Form 10-K for the fiscal
         year ended December 31, 2013.. Refer to Instruction No. 1 of Item 308 of Regulation S-
         K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

18.   Please consider expanding your overview to provide insight into material opportunities,
         challenges and risks, such as those presented by known material trends and uncertainties,
         on which the company's executives are most focused for both the short and long term and
         the actions that you are taking to address these opportunities, challenges and risks. Refer
         to Section III.A of SEC Release 33-8350. For example, please tell us what consideration
         you gave to discussing in your overview the risk you face in expanding your international
         operations. Please also ensure that any discussion of your international operations is
         balanced with disclosures of the proportion of your revenues attributable to such
         operations.

19.   Please revise your disclosures to quantify increases, rather than use of terms such as
         "primarily." Please revise throughout to provide quantitative support for your narrative
         explanations. Refer to Section III.D of SEC Interpretive Release 33 6835. For example,
         on page 50, when discussion subscription revenue changes for 2012, you state that: "[t]he
         increase in subscription revenue resulted from an increase in the number of large
         subscriptions from customers, as well as recognition of revenue for a full year for the new
         customers added in 2011."

20.   Certain of your disclosures identify two or more sources of a material change, but the dollar amounts and proportionate contribution for each source are not disclosed. Please revise throughout insofar as possible to provide quantitative disclosures for each driving factor. For example, we note the following disclosures: On page 51, when discussing changes in professional services revenue for 2012, you state that: "the increase in subscription services revenues was attributable primarily to an increase in demand for professional services from our expanding customer base."

Overview, page 37

21.   Please expand your disclosure to describe circumstances or obstacles that have resulted in your recurring net losses and explain the steps planned my management to improve operating results, with a view to ultimately attaining profitable operations.

Components of Operating Results

Income Tax Expense (Benefits), page 41

22.   We note your disclosures here, and on page 20; however, please clarify whether you believe that the net operating losses may be subject to limitations from previous ownership changes. Further, clarify if you believe historical transactions may limit the utilization of your tax losses, please briefly discuss those transactions and the reasons and extent of the uncertainty, as material. Discuss the impact of the offering in this respect.

Critical Accounting Policies, page 41

23.   Please revise your critical accounting policies to describe the significant estimates and assumptions that management considers in testing goodwill for impairment. For instance, you should disclose the significant estimates and assumptions used in your valuation models and any estimates of control premiums or discounts; the degree of uncertainty associated with your key assumptions and; a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions. We refer you to Section V of SEC Interpretive Release No. 33-8350.

Stock-Based Compensation

Common Stock Valuations, page 44

24.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

25.   Please revise your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the

exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

26.   Please clarify whether the common stock fair value per share amounts in your table on page 45 represent the fair value of your stock options or the fair value of the underlying common stock at each grant date. In this regard, it would appear that the column represents the fair value of the option and is therefore improperly labeled. Please revise the table to also include the fair value of the underlying common stock and the intrinsic value, if any, for each grant.

27.   Please revise to disclose how you determined your enterprise value at each valuation date. For instance, explain whether you applied the market, income or asset approach, or used a combination of these valuation methodologies. Also, please revise to disclose the assumptions used to determine your enterprise value including, but not limited to, growth rates, discount rates, market multiples, and any weighting of outcomes or valuation methods.

28.   Please revise to disclose the specific factors that contributed to the increase in the estimated fair value of your underlying common stock between each valuation period. Your disclosures should clarify the extent to which the increase is attributable to increases in projected revenue or earnings, changes in the valuation multiples of your comparable companies, significant intervening events within the company or changes in other assumptions or valuation methodologies. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

29.   Please continue to provide us with updates to the requested information and provide updated disclosure for all equity related transactions subsequent to this request through the effective date of the registration statement.

30.   For any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Results of Operations, page 48

31.   You state that among other factors, the increase in subscription revenue resulted from an increase in the number of large subscriptions from customers. Please tell us how you define "large subscriptions." Also, if applicable, please ensure that you discuss whether this increase is tied to any group of a small number of customers.

32.   We note from your disclosures on page 38 that your solutions served 299 customers consisting of 140 enterprise customers and 259 mid-market customers with average annual revenues from enterprise customers of approximately $266,000 and average revenues from mid-market customers of $24,000. Please revise your disclosures to discuss the number of customers and average revenues from enterprise and mid-market customers for each period presented. This appears to be important information necessary to understanding and evaluating your results of operations. We refer to you Section III.B.1 of SEC Interpretive Release No. 33-8350.

Liquidity and Capital Resources, page 54

33.   Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

34.   We note that the outstanding balance under your line of credit was $3.0 million as of June 30, 2013. Please revise your disclosures to indicate whether you are in compliance with the various reporting and financial covenants as of June 30, 2013.

Capital Resources, page 56

35.   We note that you believe your cash and cash equivalents, the proceeds from this offering and cash flows from your operations will be sufficient to meet your working capital and capital expenditure requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Business

Our Solution

Components of Our Solution, page 64

36.   You state that you believe your trade content provides a competitive advantage, however, since you have not provided competitive context for this information, we are unable to ascertain the basis for your belief.

37.   We note that you include a list of your current customers, but state that the list may not be representative of all your customers. Similarly, we note your disclosures elsewhere in the document, where you state that you sell your GTM solution to many of the largest enterprises in the world, including some that you identify. Please disclose the criteria used to select the identified customers. For example, please disclose the minimum amount the clients spent on your solutions during recent financial periods, and/or the significance of these customers to your business. To the extent the named customers or your arrangements with the customers are not representative of your customers, generally, please explain those variances, as material.

Customer Case Studies, page 70

38.   Please disclose the time periods utilized for the case studies, and whether your solutions were deployed company-wide. In addition, please tell us how you compiled these studies, whether they have been reviewed by the companies, and whether the companies concur with the characterizations. Finally, please provide support and/or context for the following claims:

- "Improved order workflow visibility," on page 71;
- "Reduced broker errors significantly," on page 72; and
- "Enhanced speed by mitigating cycle time waste," on page 73.

39.   You disclose that the results of the customer case studies may not represent typical or future outcomes. If these results are not typical outcomes, please explain why they are included in the registration statement, or remove this portion of the disclaimer.

Competition, page 74

40.   On page 4, you state that while the global trade software market is fragmented, you believe some participants may have "best-of-breed solutions" to specific problems. Please tell us whether you have considered expanding your discussions of global trade software vendors to provide more detailed descriptions of the nature, and extent of competition in this segment, and whether you have considered identifying any competitors in this space. Please also consider expanding to provide more detailed descriptions of your competitive advantages and disadvantages.

Management

Compensation Committee Interlocks and Insider Participation, page 84

41.   Please expand your disclosure to disclose any transactions that occurred during your last fiscal year with respect to the promissory notes discussed on page 93. Refer to 407(e) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 86

42.   For each of your named executive officers please briefly explain why they received the option awards in the most recently completed year and disclose the manner that the basis on which the number of the underlying shares was computed.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

43.   We note the automatic conversion of your preferred stock upon the completion of the offering. We further note that you plan to use a portion of the offering proceeds to make dividend payments to your preferred stockholders. Please revise to include a pro forma balance sheet (excluding the effects of the offering) alongside the historical balance sheet, giving effect to the change in capitalization and the distribution accrual (but not the offering proceeds). Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock and dividend payment as a result of your initial public offering.

Consolidated Statements of Operations, page F-4

44.   In addition to the pro forma information noted in the comment above, pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to the conversion of the preferred stock to comment stock. Also, if the preferred stock dividend is to be paid out of proceeds of the offering rather than from the current year's earnings, pro forma per share data should be presented (for the latest year and interim period) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings) in addition to historical earnings per share. Similar pro forma information should also be provided throughout the filing where appropriate.

Note 2. Summary of Significant Accounting Policies and Practices

(e) Cash and Cash Equivalents, page F-10

45.   You disclose that cash and cash equivalents consist of amounts held in money market accounts. Please reconcile this with the line item labeled as "money market fund" in your fair value hierarchy table on page F-11. Please advise.

(f) Fair Value of Financial Instruments and Fair Value Measurements, page F-10

46.   We note that the fair value of the warrant liability is based on Level 3 inputs. Please revise your disclosures to include a reconciliation of the warrant liability. We refer you to ASC 820-10-50-2(c).

(k) Goodwill, page F-13

47.   We note your disclosure that as a result of your annual goodwill impairment test performed as of December 31, 2012, you determined that goodwill was not impaired as the fair value exceeded its carrying value. Please tell us the percentage by which fair value of your reporting unit exceeded its carrying value. To the extent that your reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please revise to disclose, in your critical accounting policies in your MD&A, the percentage by which fair value exceeded carrying value as of the date of the most recent test. If your reporting unit is not at risk of failing step one, please revise to disclose this fact.

(p) Revenue, page F-14

48.   We note from your disclosures on page 38 that the subscription fees typically begin the first month following the contract execution, whether or not you have completed the solution's implementation. Please describe the nature of the implementation services provided and whether you consider these services to be essential to the functionality of the subscription services. See SAB 13(A)(3)(c).

(u) Geographic Information, page F-17

49.   Please tell us what consideration you gave to the disclosures required by ASC 280-10-50-41(b).

Note 5. Income Taxes, page F-21

50.   Please revise to separately disclose the components of income/(loss) before income tax expense as domestic and foreign operations. We refer you to Rule 4-08(h) of Regulation S-X.

51.   Please tell whether you have any undistributed earnings from foreign subsidiaries and if so, please disclose the amount of the undistributed earnings and the unrecognized deferred tax liability related to the undistributed earnings.   We refer you to ASC 740-30-50-2.

Note 7. Debt, page F-23

52.   Please revise to disclose the warrant liability and change in fair value for the interim periods ended March 31, 2013 and 2012.

Note 8. Stockholders' Equity

(m) Restricted Stock, page F-26

53.   We note your disclosures regarding the sale of restricted stock to certain members of management and that there are repurchase rights and non-recourse loans related to the shares. Please describe for us, in detail, your accounting for these restricted shares and specifically address how the repurchase rights and nonrecourse loans impacted your accounting. Please refer to the authoritative guidance you relied. As part of your response, tell us whether these awards are classified as liabilities or equity and explain your basis for the classification.

54.   In addition, please tell us your consideration of presenting pro forma earnings per share data giving effect to the lapse of the remaining repurchase rights and vesting of the restricted stock upon the completion of the offering.

Note 9. Stock Option Plan, page F-27

55.   Please revise to provide the disclosures required by ASC 718-10-50-2(d)(2) and (e).

Note 10. Net Loss per Share, page F-29

56.   Please tell us and disclose whether the preferred shareholders have a contractual obligation to share in the losses of the company. We refer you to ASC 260-10-45-68.

Note 13. Subsequent Events, page F-30

57.   Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. See ASC 855-10-50-1.

Exhibits and Financial Statement Schedules, page II-2

General

58.   We note that you have redacted certain information from exhibits 10.1 and 10.2, pursuant to a request for confidential treatment filed. We will review that application and provide any comments by separate letter.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Christine Davis, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-Mail</u>
        Ira L. Kotel, Esq.
        Dentons US, LLP